EXHIBIT 21.1

SUBSIDIARIES

As of March 31, 2010, the following were the Registrant's significant operating Subsidiaries:

Name:   Asia Premier Executive Suites Inc. and Shift Resources Inc., companies who have now been merged into a single organization and operate as Global Hotline Philippines.

Country of Organization:   Philippines

Percent Ownership by Registrant:   100.0% by IA Global, Inc.